Smurfit-Stone Container Corporation Six City Place Drive Creve Coeur, Missouri 63141 314-656-5300

April 17, 2009

Correspondence Filing via EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Smurfit-Stone Container Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
File No. 0-23876

Dear Mr. Reynolds:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of April 3, 2009 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the April 3, 2009 letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

General

1.                                      Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.  We direct your attention to Exhibit 10.1 to the Form 8-K filed January 30, 2009; Exhibits 10.1, 10.2 and 10.3 to the Form 8-K filed March 2, 2009; and Exhibit 10.1(a) to the Form 10-K filed March 17, 2009.  In addition, please file validly executed agreements for Exhibit 10.1 to the Form 8-K filed January 30, 2009 and Exhibit 10.2 to the Form 8-K filed March 2, 2009.

Response:

We will file the material agreements noted above in their entirety, including all schedules, exhibits, annexes, appendices and similar attachments with amendments to the reports filed with the Commission as follows:

Exhibit 10.1(a) to the Form 10-K filed March 17, 2009 (the “2008 Form 10-K”):  Exhibit 10.1(a) was originally filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on November 3, 2004 (the “November 2004 Form 8-K”) and is incorporated by reference in the Company’s 2008 Form 10-K.  As such, we will file Amendment No. 1 to the November 2004 Form 8-K, refiling Exhibit 10.1 in its entirety.  Furthermore, when we file Amendment No. 1 to the 2008 Form 10-K as discussed in our response to Comment 2 below, we will amend the list of exhibits in Part IV Item 15, “Financial Statements and

Exhibits,” to incorporate Exhibit 10.1(a) by reference to Amendment No. 1 to the November 2004 Form 8-K.

Exhibits 10.1, 10.2 and 10.3 to the Form 8-K filed March 2, 2009 (the “March 2009 Form 8-K”):  Exhibit 10.1 to the March 2009 Form 8-K is the First Amendment to Credit Agreement and to Security and Pledge Agreement, dated as of February 25, 2009, by and among the Company and certain of its affiliates, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian administrative agent and Canadian collateral agent, and the other financial institutions party thereto, as lenders (the “First Amendment to Credit Agreement”).  Exhibit 10.2 to the March 2009 Form 8-K is the Amended and Restated Credit Agreement by and among the same parties.  We filed the Amended and Restated Credit Agreement as Exhibit 10.2 in order to separately designate such agreement.  However, the Amended and Restated Credit Agreement is not a stand-alone document, and was not separately executed by the parties.  Rather, the Amended and Restated Credit Agreement is included as part of the First Amendment to Credit Agreement.  Therefore, we will file Amendment No. 1 to the March 2009 Form 8-K, eliminating the reference to the Amended and Restated Credit Agreement as Exhibit 10.2 and refiling Exhibits 10.1 and 10.3 in their entirety.

Exhibit 10.1 to the Form 8-K filed January 30, 2009 (the “January 2009 Form 8-K”):  We will file Amendment No. 1 to the January 2009 Form 8-K, refiling an executed copy of Exhibit 10.1 in its entirety except for certain portions of Exhibit 10.1 that are the subject of a pending request for confidential treatment.  We have separately filed a request for confidential treatment relating to such portions, along with the omitted material, with the Commission.

Management’s discussion and analysis of financial condition and results of operations

Non-GAAP Financial measures, page 23

2.              We note your use of non-GAAP financial measures which exclude a number of recurring items.  Your current disclosure does not demonstrate the usefulness of these measures and how they are used to evaluate performance considering that several of the items appear to be recurring in your on ongoing operations.  Your disclosure regarding the use of these measures appears overly broad.  We addressed this issue in a comment letter dated August 22, 2006 and you responded in a letter dated September 5, 2006 that you would provide all disclosures required by Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please address all required disclosures including

•                                          the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors;

•                                          the manner in which management uses the non-GAAP measures to conduct or evaluate its business;

•                                          the economic substance behind management’s decision to use such measures;

•                                          the material limitations associated with the use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures; and

•                                          the manner in which management compensates for these limitations when using the non-GAAP financial measures.

Refer to “Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures” as issued by the Commission and Item 10(e) of Regulation S-K for detailed guidance.

Response:

We will file Amendment No. 1 to the 2008 Form 10-K to include expanded disclosure relating to the use of non-GAAP financial measures on page 23 of Part II Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” upon the Commission’s approval of the following proposed language:

In the accompanying analysis of financial information, we use the financial measures “adjusted net income (loss) attributable to common stockholders” (adjusted net income (loss)) and “adjusted net income (loss) per diluted share attributable to common stockholders” (adjusted net income (loss) per diluted share) which are derived from our consolidated financial information but are not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). These measures are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission (SEC) rules.  Adjusted net income (loss) and adjusted net income (loss) per diluted share are non-GAAP financial measures that exclude from net income (loss) attributable to common stockholders the effects of goodwill and other intangible assets impairment charges, losses on early extinguishment of debt, non-cash foreign currency exchange gains or losses, gains or losses on disposal of assets, restructuring charges, litigation charges, losses on ineffective interest rate swaps marked-to-market, the resolution of certain income tax matters and reduction in Canadian statutory income tax rates.

These non-GAAP measures are considered by management as a basis for measuring and evaluating our overall operating performance.  They are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations.  We believe these non-GAAP measures are useful in evaluating our operating performance compared to other companies in our industry, and are beneficial to investors, potential investors and other key stakeholders, including analysts and creditors who use these measures in their evaluations of our performance and our ability to service our debt, because they exclude certain unusual or non-recurring items that management believes are not indicative of the ongoing operating results of the business, as follows:

•                  Goodwill and Other Intangible Assets Impairment Charges — significant one-time charges to write off all recorded goodwill and other intangible assets.

•                  Loss on Early Extinguishment of Debt — which represents unamortized deferred debt issuance cost or call premiums charged to expense in connection with our financing activities.

•                  Non-Cash Foreign Currency Gain or Loss — which is recorded in connection with fluctuations in the Canadian dollar. The functional currency for our Canadian operations is the U.S. dollar.  Fluctuations in Canadian dollar-denominated monetary assets and liabilities result in non-cash gains or losses.

•                  Gain or Loss on Sale of Assets — related to significant transactions which occur on an infrequent basis.

•                  Restructuring Charges — which consist primarily of facility closures and other headcount reductions.  A significant amount of these restructuring charges are non-cash charges related to the write-down of property, plant and equipment to estimated net realizable value.  We exclude these restructuring charges to more clearly reflect our ongoing operating performance.

•                  Litigation Charges - related to significant legal matters, principally from prior years, which occur on an infrequent basis.

•                  Loss on Ineffective Interest Rate Swaps Marked-to-Market — one-time loss recorded as a result of our intention to refinance the underlying debt prior to its maturity.

•                  Pension Curtailment — which occur on an infrequent basis.

•                  Resolution of Income Tax Matters — related to the resolution of income tax matters from prior years, which are not related to current year operating results.

•                  Reduction in Canadian Statutory Income Tax Rates — which occur on an infrequent basis.

Adjusted net income (loss) and adjusted net income (loss) per diluted share have certain material limitations associated with their use as compared to net income (loss).  These limitations are primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, as discussed above.  In addition, these adjusted net income (loss) measures may differ from adjusted net income (loss) calculations of other companies in our industry, limiting their usefulness as comparative measures.

Because of these limitations, adjusted net income (loss) and adjusted net income (loss) per diluted share should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.  We compensate for these limitations by relying primarily on our GAAP results and using the adjusted net income (loss) figures only as supplemental measures of our operating results.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial statements prepared in accordance with GAAP.  The financial presentation below includes a reconciliation of net income (loss) attributable to common stockholders and net income (loss) per diluted share attributable to common stockholders, the most directly comparable GAAP financial measures, to adjusted net income (loss) and adjusted net income (loss) per diluted share, respectively.

Reconciliation to GAAP Financial Measures

(In millions, except per share data)

	2008	2007	2006
Net income (loss) attributable to common stockholders (GAAP)	$(2,830)	$(115)	$(71)
Goodwill and other intangible assets impairment charges, net of income taxes	2,757
Loss on early extinguishment of debt, net of income taxes		17	17
Non-cash foreign currency exchange (gains) losses	(36)	52	(1)
(Gain) loss on disposal of assets, net of income taxes	(1)	97	(10)
Restructuring charges, net of income taxes	45	4	26
Litigation charges, net of income taxes	5
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	7
Pension curtailment, net of income taxes		(2)
Resolution of prior years’ income tax matters	(84)	(4)
Reduction in Canadian statutory income tax rates		(5)
Adjusted net income (loss) attributable to common stockholders	$(137)	$44	$(39)

Net income (loss) per diluted share attributable to common stockholders (GAAP)	$(11.01)	$(0.45)	$(0.28)
Goodwill and other intangible assets impairment charges, net of income taxes	10.73
Loss on early extinguishment of debt, net of income taxes		0.07	0.07
Non-cash foreign currency exchange (gains) losses	(0.14)	0.20
(Gain) loss on disposal of assets, net of income taxes		0.38	(0.04)
Restructuring charges, net of income taxes	0.17	0.02	0.10
Litigation charges, net of income taxes	0.02
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	0.03
Pension curtailment, net of income taxes		(0.01)
Resolution of income tax matters	(0.33)	(0.02)
Reduction in Canadian statutory income tax rates		(0.02)
Adjusted net income (loss) per diluted share attributable to common stockholders	$(0.53)	$0.17	$(0.15)

In addition, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 656-5300.

Sincerely,

/s/ Charles A. Hinrichs
Charles A. Hinrichs
Senior Vice President and Chief Financial Officer

cc:	Cathey Baker/Securities and Exchange Commission
Pam Howell/Securities and Exchange Commission
Raj Rajan/Securities and Exchange Commission
Craig A. Hunt, Esq.